April 26, 2005

Via U.S. Mail and Facsimile

Richard A. Packer, Chairman,
Chief Executive Officer and President
Zoll Medical Corporation
269 Mill Road
Chelmsford, MA  01824

RE:		Zoll Medical Corporation
      Post-Effective Amendment No. 1 to Registration Statement on
Form
      S-1; Form 10-Q for the fiscal quarter ended January 2, 2005;
Form
      10-K for the fiscal year ended October 3, 2004
		File Nos. 333-120454 and 0-20225

Dear Mr. Packer:

      We have limited our review of the above-referenced filings to
disclosures relating to your contacts with countries that have been
identified as state sponsors of terrorism, and will make no
further
review of the filings. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may or may not
raise additional comments.   Where indicated, we think you should
revise your filings in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General -

We note the disclosure under various headings in the referenced filings, including the risk factor beginning "If We Fail to Comply With Applicable Laws and Regulations ..." in the Form 10-Q, that the
Company currently is under investigation by the U.S. Justice Department regarding two sales of defibrillators to a distributor that were then allegedly transshipped to Iran without the required export licenses. Please provide us with any additional information you have regarding the nature and extent of the investigation. Advise us of the nature and extent of your present and/or former operations in Iran; when you were advised of the investigation; the identity of the distributor to which you refer in the disclosure;
and
your current relationship with the distributor.    In light of
your
representation in the Form 10-Q risk factor that "[t]here can be no assurance that the penalty will not be material", it appears that a risk factor regarding this matter may be appropriate in the post-effective amendment and in the Form 10-K. Please advise.

In view of the fact that Iran has been identified by the U.S.
State
Department as a state sponsor of terrorism, and is subject to economic sanctions administered by the U.S. Treasury Department`s Office of Financial Assets Control, and in view of the Justice Department investigation, please advise us of the materiality to the
Company of its present and/or former operations in Iran, and give us your view as to whether those operations constitute a material investment risk for your security holders. In preparing your response, please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company`s reputation and share value, that a reasonable investor would deem important in making an investment decision.

Closing

      Please understand that we may have additional comments after we review your response to our comment. Please contact Frank Green at
(202) 942-4747 if you have any questions about the comment or our review. You may also contact me at (202) 942-7817.


								Sincerely,



								Cecilia D. Blye, Chief
								Office of Global Security
Risk



cc: 	Peggy Fisher
		Assistant Director
		Division of Corporation Finance
Richard A. Packer
Zoll Medical Corporation
April 26, 2005
Page 1









UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0507

         DIVISION OF
CORPORATION FINANCE